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Thomas White American Opportunities Fund                                                                             June 30, 2008

Fund Facts

Ticker Symbol:	TWAOX
CUSIP:	543917306
Benchmarks:	Russell Midcap Index
Incept Date:	3/4/99
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

Second Quarter Commentary

For the first half of 2008, the Fund outperformed the benchmark Russell Mid Cap Index -4.54% vs. -7.57%. For the quarter, the Fund increased +2.32%, slightly underperforming the Index +2.68%. For the trailing twelve months, the Fund returned -6.05% versus -11.19% for the Index.

To further understand the events that have occurred in 2008, it is important to understand the effects globalization have had on countries worldwide over the past two decades. Globalization was the next logical and giant step in the world’s progress toward conducting business more effectively. Global communication opened borders allowing closed economies a glimpse of the vast/unlimited opportunities available to them. The expanding availability of the internet accelerated this process. Entrepreneurs, businesses, and investors in these “Emerging Markets” immediately realized they were no longer restricted by their local borders, taking advantage of a new world order.

Globalization reversed the historical pattern of growth, shifting the relative advantage from developed countries to those “yet-to-be-developed”. Businesses, held back in the past by government policies, are now thriving. In many cases, countries have taken advantage of being a low-cost provider and have also leveraged their natural resource base. Given they started from such low absolute levels, their economic growth has been above average for much of this period fueled by cheap capital throughout. Like any economic boom, this has also led to excesses which the market is currently addressing.

Today, the key to valuing a company is to understand how it is responding to globalization, not simply where it is headquartered. Multinational companies, small and large, from every country have benefited from their responses to globalization and our U.S. portfolio has benefited from this secular change.

The performance of our U.S. Fund during the second quarter also reflected these trends. Top performing sectors included Chemicals, (+47.3%), Metals (+37.8%) and Energy (+36.9%). Top contributors included five of our top ten holdings within these sectors including Forest Oil (+52.2%), Potash Corp. (+47.3%), US Steel (+45.6%), Cameron International (+32.9%) and Noble Energy (+38.1%).

Tax rebate checks created a modest bump in retail sales for the month of June but this stimulus appears to have been short lived. Consumers continue to be pinched by higher food and gas prices. Our Consumer Retail
(-11.0%) holdings reflected this conservative outlook for the remainder of 2008 as American Eagle Outfitters
(-22.2%) and Abercrombie & Fitch (- 14.3%) declined despite solid quarterly earnings. Diversified Financials
(- 8.9%) were hurt by the performance of REIT stocks, which also have an exposure to malls and shopping centers including Developers Diversified Realty (-17.1%) and Weingarten Realty (-12.0%).

The bailout of Bear Stearns in April 2008 brought new scrutiny to the global financial sector. Excess leverage and low quality balance sheets built up over the last 20 years will give way to a new business model which will require lower leverage and ergo, a lower risk profile. The U.S. financial sector will face new regulation, increased scrutiny of investment banks, and will address the quality of balance sheets and the use of excess leverage. This renewed industry focus will create future stability and potentially create realignment in the sector.

Despite the turmoil in the credit market, our bank holdings only declined -3.4% as we conservatively positioned the portfolio in companies with a low exposure to sub-prime mortgages such as the Northern Trust (+3.2%). and Bank of Hawaii (-3.6%).

We have remained slightly overweight Materials and Industrials, while remaining underweight Financials. Cash stood at 6.6% at June 30, 2008. Given the current market conditions, we decided to hold a slightly higher balance in cash, but we fully expect to remain fully invested over the medium and long-term.

We noted in our 2007 year end commentary that an expected U.S. economic slowdown would be partially responsible for lower growth rates around the world. Consumer spending, which represents 70% of the U.S. economy, rebounded slightly due to government tax rebate checks, but with oil prices near $140 and rising food prices, consumption should continue to soften in the coming months. While a weak dollar is helping U.S. exports, rising inflation prevents the Federal Reserve from lowering interest rates to buoy the economy. We now project a 1.1% GDP growth rate in the U.S. this year and a still weak 0.8% in 2009. In Europe, a tight monetary policy to curb rising inflation and slowing exports due to a stronger Euro will reduce GDP growth. Soaring inflation in BRIC countries has also forced their Central Banks to raise rates to slow down inflation.

The continuing fallout of the credit crisis, combined with global inflationary concerns will dominate the markets in the second half of 2008. Moving into the second half of the year, we again stress the importance of maintaining a diversified portfolio designed to moderate market volatility. This diversification, coupled with an adherence to our philosophy of bottom-up stock selection, mitigates the negative short-term effect that volatility can have on our ability to achieve your long-term investment goals.

Portfolio Weightings

[Chart omitted]

Financials	16.4%
Consumer Discretionary	16.3%
Industrials	14.7%
Technology	8.1%
Healthcare	7.1%
Utilities	7.8%
Materials	9.8%
Cash	6.6%
Energy	8.4%
Consumer Staples	4.3%
Telecom	0.5%

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Portfolio Manager

[Picture omitted]

Thomas S. White, Jr.

The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds. Tom’s interests have always been global. As a boy he grew up around the world, living and traveling throughout Europe, North America and the Far East before graduating from Duke University with an Economics degree in 1965. His forty years in the investment management industry have been focused on research-driven, global investing. He has been a speaker on this subject at meetings of the CFA Institute and Securities Industry Association.

Tom left Morgan Stanley in June of 1992 to form Thomas White International, Ltd. Previously, he had been the Managing Director and Chief Investment Officer of The Chicago Group of Morgan Stanley Asset Management. Tom founded that organization in 1979 and developed its characteristic valuation-oriented style that he brought with him to Thomas White.

Average Annual Returns[1,2]	(As of 6/30/08)

[Chart omitted]

	2nd Qtr	YTD	1 Year	3-Years	5-Years	Since Inception March 4, 1999
American Opportunities Fund	2.32%	-4.54%	-6.05%	5.71%	11.85%	8.73%
Russell Midcap	2.68%	-7.57%	-11.18%	6.84%	13.07%	9.05%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

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Risk Information4

[Graph omitted]

	Risk: 5-Year Standard Deviation	Reward: 5-Year Annualized Return (%)
American Opportunities Fund	9.52%	13.34%
Russell Midcap	11.17%	13.07%
Russell Midcap Value	11.49%	13.01%
S&P 500	9.69%	7.59%

Top Ten Holdings

Company	Industry	Weight
Potash Corp of Sask	Chemicals	4.21%
United States Steel Corp	Metals	2.76%
CSX Corp	Transportation	2.43%
Cameron International Inc	Energy	2.36%
Noble Energy Inc	Energy	2.23%
Wisconsin Energy Corp	Utilities	2.13%
Assurant Inc	Insurance	2.00%
Arrow Electronics Inc	Industrial	1.96%
Covance Inc	Healthcare	1.92%
Forest Oil Corp	Energy	1.91%
Top 10 Holdings Weight:		23.91%
Total Number of Holdings: 76

Yearly Performance1,2

Year	TWAOX	Russell Midcap Index
2008 Q2	2.32%	2.68%
2008 YTD	-4.54%	-7.57%
2007	5.04%	5.60%
2006	10.49%	15.26%
2005	8.76%	12.65%
2004	20.11%	20.22%
2003	34.55%	40.05%
2002	-9.89%	-16.19%

Market Cap Exposure

Large Cap (over $15 billion)	25.97%
Mid Cap ($1.75-$15 billion)	72.95%
Small Cap (under $1.75 billion)	1.08%
Weighted Mean:	$12.82B
Weighted Median:	$5.62

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Distributed By

Thomas White Funds Family	Fees & Expenses[3]
440 South LaSalle Street, Suite 3900	Advisory Fee	1.00%
Chicago, IL 60605	Other Expenses	0.55%
1-800-811-0535	Less reimbursement	(0.20%)
www.thomaswhitefunds.com	Net Expenses	1.35%
email: info@thomaswhite.com

To contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2. The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which measure the performance of the 1,000 largest US companies based on total market capitalization. It is not possible to invest directly in an index. All indices are unmanaged and returns assume the reinvestment of dividends.

3. The Advisor has agreed to reimburse the American Opportunities Fund to the extent that the Fund’s total operating expenses exceed 1.35% of the Fund’s average daily net assets during the current fiscal year.

4. The above graph displays the American Opportunities Fund’s risk/reward profile, when based against the Russell Midcap Index . The Fund falls into a quadrant that represents a return pattern that has potentially lower risk and lower return than the Russell Midcap Index. The data in the scatterplot graph represents the annualized five year performance and standard deviation, which is a measure of volatility. No measure of risk is necessarily more accurate or reliable than another and the data presented is not intended to be a prediction of future results. Source: Morningstar Direct.

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Thomas White International Fund		June 30, 2008
Ticker Symbol:	TWWDX
CUSIP:	543917108
Benchmark:	MSCI All-Country World ex US
Incept Date:	6/28/94
Minimum Initial Investment:	Non-Retirement Plan	$2,500
	Retirement Plan	$1,000
Redemption Fee:	2% within first 60 calendar days

Second Quarter Commentary

For the trailing 1-, 3-, and 5 years ending June 30, 2008, the portfolio continued to strongly outpace the MSCI All Country ex US index by 307 basis points (3.07%), 494 basis points (4.94%) and 320 basis points (3.20%), respectively. For the quarter ending June 30, 2008, the Thomas White International Fund returned +1.35% versus -1.12% for the index.

To understand the events that have occurred in 2008, it is important to understand the effects globalization has had on countries around the world over the past two decades. Global communication opened borders allowing closed economies a glimpse of the vast/unlimited opportunities available to them. The expanding availability of the internet accelerated this process. Entrepreneurs, businesses, and investors in these “Emerging Markets” immediately realized they were no longer restricted by their local borders, taking advantage of a new world order. Globalization reversed the historical pattern of growth, and businesses, held back in the past by government policies, are now thriving.

Today, the key to valuing a company is to understand how it is responding to globalization, not simply where it is headquartered. Multinational companies, small and large, from every country have benefited from their responses to globalization and our portfolio has benefited from this secular change.
Our portfolio continues to reflect these secular changes as we remain overweight in Emerging Markets, the Pacific Rim and Canada, while remaining close to equal weight in Europe and Japan. From a regional perspective, Canada (+18.3%), Latin America (+13.4%), Japan (+9.2%), Emerging Markets Europe & Africa (EMEA) (+8.93%) and the Pacific Rim (+ 6.88%) all showed a positive return during the period. Each region outperformed their regional benchmarks ranging from 2.5% to 7.3%. Only the UK holdings significantly lagged its benchmark (-6.9% vs. -0.8%) as its financial sector was hurt by the on-going concerns in housing and credit markets: Bank of Ireland (-40.3%), Allied Irish (-29.3%) and Prudential Plc (-23.5%) were among the leading decliners in the total portfolio. Continental Europe, the largest regional weight, declined 5.0% but outperformed its regional benchmark by 65 basis points (0.65%).

Resource and Energy stocks were leading contributors to performance including Canada’s Potash Corp (+50.5%) and Nexen Inc. (+34.7%), South Africa’s African Rainbow Materials (+29.4%), Arcelor Mittal South Africa (+17.7%), Brazil’s Petrobras (+37.1%) and Metalurgica Gerdau (+36.9%). The top performing stock was Japan’s leading shrimp and noodle distributor Toyo Suisan Kaisha (+50.5%). Other top Japanese performers included Mazda Motors (+46.0%), Brothers Industries (+33.9%), Sompo Insurance (+32.6%) and Makita (+30.5%).

We have remained slightly overweight in Energy and Materials but remain underweight in Financials issues. At June 30, 2008, our cash position stood at 7.3%. This reflected additional cash flows into the fund near the end of the quarter. Given the current market conditions, we decided to hold a slightly higher balance in cash, but we fully expect to remain fully invested over the medium and long-term.

The rescue of Bear Stearns in April 2008 brought new scrutiny to the global financial sector. Excess leverage and low quality balance sheets built up over the last 20 years will give way to a new business model which will require lower leverage and ergo, a lower risk profile. Much of the second quarter has focused on Fannie Mae and Freddie Mac, two quasi-U.S. government agencies which were designed to support the operations and liquidity of the U.S. mortgage market. While the Federal Reserve extended their discount window to them, and earlier to investment banks, to maintain investor confidence and provide for an orderly market, focus will remain on their leverage and capital ratios. The U.S. financial sector will face new regulation, increased scrutiny of investment banks, and will address the quality of balance sheets and the use of excess leverage. This renewed industry focus will create future stability and potentially create realignment in the sector.

We noted in our 2007 year-end commentary that an expected U.S. economic slowdown would be partially responsible for lower growth rates around the world. Consumer spending, which represents 70% of the U.S. economy, rebounded slightly due to government tax rebate checks, but with oil prices near $140 and rising food prices, consumption should continue to soften in the coming months. While a weak dollar is helping U.S. exports, rising inflation prevents the Federal Reserve from lowering interest rates to buoy the economy. We now project a 1.1% GDP growth rate in the U.S. this year and a still weak 0.8% in 2009. In Europe, a tight monetary policy to curb rising inflation and slowing exports due to a stronger Euro will reduce GDP growth. Soaring inflation in BRIC countries has also forced their Central Banks to raise rates to slow down inflation.

The continuing fallout of the credit crisis, combined with global inflationary concerns will dominate the markets in the second half of 2008. Moving into the second half of the year, we again stress the importance of maintaining a diversified portfolio designed to moderate market volatility. This diversification, together with adherence to our philosophy of bottom-up stock selection, mitigates the negative short-term effect that volatility can have on our ability to achieve your long-term investment goals.

Country Asset Allocation

[Chart omitted]

Continental Europe	30.0%
Emerging Markets	23.3%
Japan	14.7%
United Kingdom	9.3%
Pacific xJapan	6.8%
Cash	7.3%
North America	8.9%

[GRAPHIC OMITTED]

Portfolio Manager

[Picture omitted]

Thomas S. White, Jr.

The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds. Tom’s interests have always been global. As a boy he grew up around the world, living and traveling throughout Europe, North America and the Far East before graduating from Duke University with an Economics degree in 1965. His forty years in the investment management industry have been focused on research-driven, global investing. He has been a speaker on this subject at meetings of the CFA Institute and Securities Industry Association.

Tom left Morgan Stanley in June of 1992 to form Thomas White International, Ltd. Previously, he had been the Managing Director and Chief Investment Officer of The Chicago Group of Morgan Stanley Asset Management. Tom founded that organization in 1979 and developed its characteristic valuation-oriented style that he brought with him to Thomas White.

Average Annual Returns[1,2]	(As of 6/30/08)

[Chart omitted]

	2nd Qtr	YTD	1-YR	3-YRS	5-YRS	10-YRS	Since Inception June 28, 1994
International Fund	1.35%	-7.95%	-3.57%	20.61%	22.14%	9.24%	10.90%
MSCI All-Country World ex US	-1.12%	-10.16%	-6.64%	15.67%	18.94%	7.36%	7.35%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

Sector Allocation

Financials	18.8%
Materials	14.6%
Energy	13.1%
Consumer Discretionary	7.9%
Consumer Staples	7.5%
Industrials	9.3%
Cash	7.3%
Telecom	6.0%
Healthcare	5.7%
Technology	4.6%
Utilities	5.1%

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Top Ten Holdings

Company	Country	Industry	Weight
Potash Corp Sask	Canada	Chemicals	2.74%
British American Tobacco	United Kingdom	Consumer Staple	1.62%
Repsol YPF SA	Spain	Energy	1.61%
Petrobras PN	Brazil	Energy	1.55%
Bayer AG	Germany	Health Care	1.53%
Christian Dior	France	Consumer Staple	1.45%
Sumitomo Mitsui Finl Grp	Japan	Banking	1.44%
OAO Gazprom GDR	Russia	Energy	1.36%
America Movil ADR	Mexico	Communications	1.32%
Rio Tinto Plc ADR	United Kingdom	Metals	1.29%
Top 10 Holdings Weight:			15.91%
Total Number of Holdings: 138

Yearly Performance1,2

Year	TWWDX	MSCI All-Country x US
2008 Q2	1.35%	-1.12%
2008 YTD	-7.95%	-10.16%
2007	17.94%	16.66%
2006	31.80%	26.65%
2005	25.54%	16.62%
2004	20.44%	20.91%
2003	36.26%	40.83%
2002	-11.35%	-14.95%

Market Cap Exposure

Large Cap (over $15 billion)	61.92%
Mild Cap ($1.75-$15 billion)	35.87%
Small Cap (under $1.75 billion)	2.21%
Weighted Mean:	$52.11B
Weighted Median:	$23.47B

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Distributed By

Thomas White Funds Family	Fees & Expenses[3]
440 South LaSalle Street, Suite 3900	Advisory Fee	1.00%
Chicago, IL 60605	Other Expenses	0.42%
1-800-811-0535	Net Expenses	1.42%
www.thomaswhitefunds.com
email: info@thomaswhite.com

To contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2. The MSCI All-Country World ex US Index is a free float-adjusted market capitalization-weighted index of 47 countries, which includes developed and emerging markets. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

3. The Advisor has agreed to reimburse the International Fund to the extent that the Fund’s total operating expenses exceed 1.50% of the Fund’s average daily net assets during the current fiscal year.